Filed by Ad.Venture Partners, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Ad.Venture Partners, Inc.
Commission File No.: 000-51456

Contact: Ilan Slasky
Ad.Venture Partners
212-682-5357
ilan@adventurepartnersinc.com

LAURUS MASTER FUNDS SUPPORTS 180 CONNECT IN
ARRANGEMENT WITH AD.VENTURE PARTNERS

•  Increases Credit Facility by $8 million
•  Extends Over-Advance Facility Expiration of $9 million

New York, New York— July 6, 2007 - Ad.Venture Partners, Inc. (“AVP”) (OTCBB: AVPA.OB, AVPAW.OB, AVPAU.OB) announced today that 180 Connect, Inc. (“180 Connect”) has secured interim additional financing from its senior lender, Laurus Master Fund, Ltd. (“Laurus”), to fund working capital up until the closing of the proposed arrangement with AVP, or the earlier of 45 days from the date the arrangement does not close and September 30, 2007. As previously announced, AVP and 180 Connect are proposing to engage in a business combination pursuant to which AVP will indirectly acquire all of 180 Connect’s outstanding shares and 180 Connect will thereby become an indirect subsidiary of AVP. The combination will be carried out pursuant to an arrangement under a plan of arrangement pursuant to the Canadian Business Corporations Act as set forth in an arrangement agreement dated March 13, 2007 among AVP, a wholly-owned indirect subsidiary of AVP and 180 Connect.

As part of such interim financing, Laurus agreed to provide an additional $8.0 million to 180 Connect as an increase to its current $37.0 million revolving loan, for a total revolving loan of $45.0 million. Laurus also agreed to extend the maturity of an existing $9.0 million over advance letter on a revolving loan from July 31, 2007 until September 30, 2007.

In connection with such interim financing, Howard Balter, AVP’s chief executive officer, and Ilan Slasky, AVP’s president and the chief financial officer, indicated that they will provide limited recourse guaranties for the additional financing Laurus is providing to 180 Connect by placing $7.0 million cash in a brokerage account pledged to Laurus. It is expected that Messrs. Balter and Slasky would be permitted to use the cash in the account to purchase shares of AVP common stock provided that such shares continue to be subject to the pledge.

In addition, Laurus has indicated that it intends to loan $10.0 million to a special purpose corporation for the purpose of purchasing shares of AVP common stock. The special purpose company would not be affiliated with either AVP or 180 Connect and neither AVP nor 180 Connect will have any interest in or control (including voting control) over either the special purpose company, any purchases made by the special purpose company or any shares of AVP common stock purchased by the special purpose company. Although AVP anticipates that any shares purchased by the special purpose company would be purchased in privately negotiated transactions and would be voted in favor of the arrangement, neither the special purpose corporation nor Laurus have agreed to make any specific amount of purchases or to vote any shares purchased in any specific manner.

In connection with the interim financing, Laurus will receive warrants to purchase one million 180 Connect common shares with a 5-year term, exercisable at $2.61 per share, the market price at the time of issue, and subject to a 1 year lock-up. In addition, upon completion of the arrangement, Laurus is entitled to receive warrants to purchase 250,000 shares of AVP with a 5- year term exercisable at the closing price on the date of the arrangement and subject to a 1 year lock-up.

In addition, 180 Connect and AVP agreed to an adjustment to the previously announced exchange ratio per AVP share of 0.627 to 0.6 and to the elimination of a mechanism to adjust the exchange ratio based on relative transaction expenses of the parties.

About Ad.Venture Partners, Inc.

Ad.Venture Partners, Inc. is a special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more operating businesses in the technology, media or telecommunications industries. In its initial public offering in August of 2005, AVP raised gross proceeds of $54 million and placed $50.4 in a trust account. AVP’s management team has a combined 30 years of experience starting, financing, growing, operating and selling both private and public companies in the technology, media and telecommunications industries.

About 180 Connect Inc.

180 Connect Inc. is one of North America’s largest providers of installation, integration and fulfillment services to the home entertainment, communications and home integration service industries. With more than 4,000 skilled technicians and 750 support personnel based in over 85 operating locations, 180 Connect is well positioned as the only pure play national residential service provider in the market. 180 Connect Inc. shares are traded under the name of 180 Connect Inc. on the TSX under the symbol NCT.U.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties (including statements related to the proposed arrangement of AVP and 180 Connect and the combined companies’ future growth, financial performance, industry trends, growth expectations and service offerings). These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated arrangement, including the risk that required regulatory clearances or stockholder approvals might not be obtained in a timely manner or at all. Specifically, AVP is required by the terms of its charter to liquidate if it does not consummate a business combination by August 31, 2007, irrespective of the status of such approvals or review. In addition, statements in this press release relating to the operational and financial characteristics of 180 Connect Inc. are subject to risks relating to the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, the reliance on key customers, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors which AVP expects to describe in the Registration Statement and proxy statements to be filed by AVP with the Securities and Exchange Commission.

Additional Information and Where to Find It

AVP has filed a combined preliminary proxy and registration statement on Form S-4 with the Securities and Exchange Commission in connection with the Arrangement and will mail a definitive proxy statement to its stockholders containing information about the Arrangement. Investors and security holders are urged to read the definitive proxy and registration statement of AVP carefully when it is available. The definitive proxy and registration statement will contain important information about the companies, the arrangement and related matters. Stockholders will be able to obtain a copy of the definitive proxy and registration statement, without charge, by directing a request to: Ad.Venture Partners, Inc., 360 Madison Avenue, 21st Floor, New York, New York 10017. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

AVP and its officers and directors may be deemed to be participating in the solicitation of proxies from the AVP’s stockholders in favor of the approval of the proposed arrangement. Information concerning the AVP’s directors and officers is set forth in the publicly filed documents of AVP. Stockholders may obtain more detailed information regarding the direct and indirect interests of the AVP and its directors and officers in the proposed business combination by reading the proxy and registration statement and other publicly filed documents of AVP regarding the proposed arrangement.

Contact:

Ilan Slasky
Ad.Venture Partners
212.682.5357

Devlin Lander
Integrated Corporate Relations
415.292.6855